SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993


                   COMMISSION FILE NO. 1-4825



       WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NEW BERN


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
- - - - - ---------------------------------
Item 4:   Plan  Financial Statements and Schedules  prepared
          in   accordance   with  the  financial   reporting
          requirements of ERISA.

          Weyerhaeuser Company Hourly 401(k) Plan - New Bern statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan
     - New Bern have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   WEYERHAEUSER COMPANY
                                    HOURLY 401(K) PLAN - NEW BERN




                                    BY: /s/ S.R. Hill by Paula Stewart
                                        ---------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee



     June 20, 1994
- - - - - --------------------
        Date

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - ------------------------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the Weyerhaeuser Company Hourly 401(k) Plan - New Bern, included in the Weyerhaeuser Company Hourly 401(k) Plan - New Bern annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 33-24979 on Form S-8.





                                   ARTHUR ANDERSEN & CO.





Seattle, Washington
June 20, 1994

                      WEYERHAEUSER COMPANY


                       HOURLY 401(k) PLAN


                            NEW BERN













             Statements of Financial Condition as of
               December 31, 1993 and 1992 and the
  Related Statement of Changes in Participants' Equity for the
                  Year Ended December 31, 1993
                     Together with Report of
                 Independent Public Accountants

       WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NEW BERN

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - New Bern as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the sponsoring Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - New Bern as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994
- - - - - -1-

                            WEYERHAEUSER COMPANY
                        HOURLY 401(k) PLAN - NEW BERN

          Statements of Financial Condition, with Fund Information
                         December 31, 1993 and 1992

                                                           Fund Information
                                                ---------------------------------------
                                                             December 31, 1993
                                                ------------------------------------------------------
                                                Weyerhaeuser
                                                   Company        Fixed
                                                    Common       Income        Equity
                                                  Stock Fund      Fund          Fund         Total
                                                ------------    -------        -------      -------
ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (25,164 and 22,746 shares with a historic cost
  basis of $758,563 and $607,638 at respective
  dates)                                         $ 1,122,944  $         --   $        --   $ 1,122,944
   Group  annuity contracts, at contract value            --     2,097,523            --     2,097,523
  Equity fund, at market (historic cost basis of
   $1,236,591 and $909,955 at respective dates)           --            --     1,568,514                        1,568,514
                                                 -----------  ------------   -----------   -----------
                                                   1,122,944     2,097,523     1,568,514     4,788,981


Receivables:
  Participants' contributions                         10,439        31,006        23,326        64,771
  Interfund transfers in                                  --        28,430         5,355        33,785
  Accrued interest                                        --        13,634             7        13,641
Short-term investments                                     8       101,584            --       101,592
                                                 -----------   -----------   -----------   -----------
                                                 $ 1,133,391   $ 2,272,177   $ 1,597,202   $ 5,002,770
                                                 ===========   ===========   ===========   ===========

LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                        $        --   $        --   $        --   $        --
  Interfund transfers out                             33,785            --            --        33,785
  Investments purchased                                  905            --            --           905
                                                 -----------   -----------   -----------   -----------
                                                      34,690            --            --        34,690

Participants' equity                               1,098,701     2,272,177     1,597,202     4,968,080
                                                 -----------   -----------   -----------   -----------
                                                 $ 1,133,391   $ 2,272,177   $ 1,597,202   $ 5,002,770
                                                 ===========   ===========   ===========   ===========




The accompanying notes are an integral part of these statements of financial condition.

- - - - - -2-





          Fund Information
- - - - - -------------------------------------
                  December 31, 1992
- - - - - -------------------------------------------------
Weyerhaeuser
  Company       Fixed
   Common       Income        Equity
  Stock Fund     Fund          Fund        Total
- - - - - ------------  ---------     ----------   --------






 $ 838,759 $        --   $        --  $   838,759
        --   1,628,714            --    1,628,714

        --          --     1,125,024    1,125,024
 --------- -----------   -----------  -----------
   838,759   1,628,714     1,125,024    3,592,497



    11,841      16,318        12,099       40,258
        --      12,602            --       12,602
        --      11,257             2       11,259
    22,429      36,636            --       59,065
 --------- -----------   -----------  -----------
 $ 873,029 $ 1,705,527   $ 1,137,125  $ 3,715,681
 ========= ===========   ===========  ===========




 $   9,875  $   15,648   $     8,147  $    33,670
    11,021          --         1,581       12,602
        --          --            --           --
 ---------  ----------   -----------  -----------
    20,896      15,648         9,728       46,272

   852,133   1,689,879     1,127,397    3,669,409
 --------- -----------   -----------  -----------
 $ 873,029 $ 1,705,527   $ 1,137,125  $ 3,715,681
 ========= ===========   ===========  ===========

                            WEYERHAEUSER COMPANY
                       HOURLY 401 (k) PLAN - NEW BERN

 Statement of Changes in Participants' Equity, with Fund Information for the
                                    Year
                           Ended December 31, 1993


                                                        Fund Information
                                           ------------------------------------
                                           Weyerhaeuser
                                              Company      Fixed
                                              Common      Income      Equity
                                            Stock Fund     Fund        Fund         Total
                                           -------------  ------      ------        -------

Participants' equity at beginning of year  $  852,133  $ 1,689,879  $ 1,127,397  $ 3,669,409
                                           ----------  -----------  -----------  -----------

Participants' contributions                   154,114      442,816      320,195      917,125
                                           ----------  -----------  -----------  -----------

Net investment income:
   Dividends and interest                      29,591      144,462           --      174,053
   Gain  on sale of investments                    --           --       12,169       12,169
                                           ----------  -----------  -----------  -----------
                                               29,591      144,462       12,169      186,222
                                           ----------  -----------  -----------  -----------

Realized gain on Weyerhaeuser
  Company common shares distributed
    for   participant  withdrawals              3,491           --           --        3,491
                                           ----------  -----------  -----------  -----------

Unrealized appreciation
  of investments                              179,599           --      116,859      296,458
                                           ----------  -----------  -----------  -----------

Transfers between funds                      (104,622)      74,852       29,770           --
                                           ----------  -----------  -----------  -----------

Participant withdrawals                       (15,605)     (77,408)      (8,232)    (101,245)
                                           ----------  -----------  -----------  -----------

Trustee  and  investment  advisor  fees            --       (2,424)        (956)      (3,380)
                                           ----------  -----------  ------------ -----------

Participants'  equity at end of year      $ 1,098,701  $ 2,272,177  $ 1,597,202  $ 4,968,080
                                           ==========  ===========  ===========  ===========




The accompanying notes are an integral part of this statement of changes in participants' equity.

- - - - - -3-

                     WEYERHAEUSER COMPANY
                  HOURLY 401 (k) PLAN - NEW BERN


                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The Weyerhaeuser Company Hourly 401(k) Plan - New Bern (the Plan) was established effective November 1, 1988. Participation in the Plan is voluntary. Any hourly employee of the New Bern,
          North Carolina pulp plant whose employment is covered by the labor agreement with the UPIU Local 1167 and who has completed at least one year of service, is eligible to participate in the Plan. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated January 1, 1992. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The   Plan   is   a   "qualified  cash  or  deferred   arrangement"
          (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to designate at least 1 percent, but not more than 14 percent, of their wages to be contributed to the Plan by Weyerhaeuser Company (participant contributions). Employees are 100 percent vested in the employee contributions. Participant contributions may be suspended under certain circumstances at the participant's request.

          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser common shares, fixed income fund and/or equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

          Effective   January   1,   1993,  the  company   contribution   was
          $ .50 per $1.00 on the first 5% deferred.

          If a participant has not separated from service, participant contributions can be withdrawn only after age 59-1/2 or upon financial hardship. Company matching contributions may be withdrawn two years after contribution to the extent vested.

          Participants   who   have   separated  from   service   and   whose
          vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993,
          there   were   $10,144   vested   account   balances   related   to
          terminated employees included in the accompanying statement of financial condition.

- - - - - -4-

                      WEYERHAEUSER COMPANY
                   HOURLY 401 (k) PLAN - NEW BERN

Note 2.   Federal   Income   Taxes.   A  ruling  has   been   obtained   from
          the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue
          Code   of   1986   (the   Code),  and  as  a  result,   is   exempt
          from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.

Note 3. Expenses. The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the record keeper and external auditing fees. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.

Note 4.   Cost   of   Securities.   Securities  in  both  the   Equity   Fund
          and the Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 5. Participants in Each Fund. As of December 31, 1993, there were 336 participants in the Plan with 179 invested in the Equity Fund, 262 invested in the Fixed Income Fund and 156 invested in the Weyerhaeuser Company Common Stock Fund.

- - - - - -5-

                           WEYERHAEUSER COMPANY
                      HOURLY 401 (k) PLAN - NEW BERN


Note 6.   Fair   Value   of   Investments.    The   following   methods   and
          assumptions   were   used   to   estimate   the   fair   value   of
          each class of financial instruments:

          Short-term       investments.        The       carrying       value
          approximates   fair   value   due  to   the   short   maturity   of
          those instruments.

          Group Annuity Contracts. The Plan's administrator has determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the value of the group annuity contracts, as of December 31, 1993, is as follows:

                Issuer              Percent of Fund     Rates      Maturities
          ------------------------  ---------------    --------  ----------
          Commonwealth                    13.5%        6.6-8.6%  12/01/97-07/01/98
          Principle Financial Group       11.1%        5.4-8.2%  06/30/98-03/19/99
          Lincoln National                 8.4%        6.3-7.0%  05/07/97-01/31/98
          Hancock                          8.0%        5.9%      09/01/97
          Pacific Mutual                   7.0%        7.5%      10/15/98
          Equitable Life                   6.7%        9.3%      04/29/94
          Confederation Life               6.5%        7.0-8.9%  04/01/96-04/01/98
          Provident National Life          6.1%        7.5%      12/15/97
          Prudential                       5.6%        7.6%      01/31/99
          Metropolitan Life                5.5%        9.3%      06/30/94
          Morgan                           5.3%        7.7%      10/01/97
          Other                           16.3%        6.5-8.9%  06/15/96-04/22/00
                                         ------
                                         100.0%
                                         ======

- - - - - -6-